Pocket Counsel, Inc.
Luc Nguyen, Esq.
1192 Draper Pkwy., #244
Draper, UT 84020
Ph: (801) 349-8274

May 23, 2011

By Facsimile to (703) 813-6968

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
Attn: Mr. Edward M. Kelley
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax (703) 813-6968

Re:       Auscrete Corporation
Pre-effective Amendment 4 to Registration Statement on Form S-1
Filed March 29, 2011
File No. 333-166976

Dear Mr. Kelley:

I am writing in response to your letter dated April 7, 2011 in which you provide comments in connection with the above-referenced registration.  This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement.  The numbered responses in this letter correspond to the numbered requests in your letter. The Commission’s Comments appear in bold and italics below.  The Company’s responses immediately follow each corresponding comment.

General

1. Based on your response to prior comment 1 and the disclosure in the filing, it appears that you intend to use the acquisition of Auscrete of Oregon to satisfy the requirements of Rule 419 of Regulation C. Please advise or revise throughout the filing accordingly.

Company’s Response.  To clarify, the Company only intends to acquire certain assets of Auscrete of Oregon to satisfy the requirements of Rule 419 of Regulation C.  Auscrete of Oregon will continue as a going concern.

2.      The responses to prior comments 2 and 7 indicate that Auscrete has engaged Pennaluna & Company, Inc. as its market maker and that Auscrete will conduct the offering using the efforts of a market maker. Since the role of a market maker and the role of a placement agent are distinct, revise the disclosure to indicate that Pennaluna is functioning also as the placement agent and is therefore an underwriter, and file the placement agent agreement as an exhibit to the registration statement. Additionally, revise the disclosure throughout the registration statement to indicate that Auscrete is not conducting a self-underwritten offering.

Company’s Response. To clarify, Auscrete has only agreed in principle to engage Pennaluna & Company, a registered broker-dealer, as the market maker, solely for the purpose of sponsoring the Company listing on the OTCBB by filing Form 211.  The filing of the Form 211 by Pennaluna & Company for listing of Auscrete’s shares on the OTCBB will not occur until effectiveness of this registration.  Pennaluna & Company is not currently engaged to act as a placement agent.  Until such time that a placement agent (i.e., broker/dealer) is engaged to market and sell the shares, the offering will be self-underwritten.   The first paragraph of the cover page, the Summary on page 3 next to the heading “Terms of the Offering,” the entire section titled “Plan of Distribution” on Page 10, the last sentence under the section titled “Admission to Quotation on the OTC Bulletin Board” on page 20, and the second sentence under the section titled “Registration and Offer of Securities” on page 22, all have been revised accordingly to clarify the role of Pennaluna & Company and to clarify that this is a self-underwritten offering.

3.      Disclosure on page 13 that management does not intend to undertake any efforts to cause a market to develop in Auscrete's securities until Auscrete has successfully implemented its business plan appears inconsistent with disclosure that Auscrete has engaged a market maker to apply with F1NRA to have its common stock eligible for quotation on the OTC Bulletin Board upon the registration statement's effectiveness. Please reconcile the disclosures.

Company’s Response. The disclosure on page 13 that management does not intend to undertake any efforts to cause a market to develop in Auscrete’s securities, etc. has been removed.

4.      Disclosure on page 13 that Auscrete intends to acquire assets from Auscrete of Oregon for $489,000 is inconsistent with disclosure in section 1(e) of the escrow agreement filed as exhibit 10.1 to the registration statement that the purchase price is $737,900. Please reconcile the disclosures

Company’s Response. To clarify, Section 1(e) of the Escrow Agreement filed as Exhibit 10.1 refers to a Threshold Amount, which is defined as $750,000 under Paragraph B of the Recitals.  Although Auscrete intends to acquire assets from Auscrete of Oregon for $489,900, this is not the minimum amount required for Auscrete to become fully operational.  The difference between the $750,000 minimum and the $489,900 used to acquire Auscrete of Oregon’s assets will be used for operational expenses. Section 1(f) referred to the incorrect $737,900 mentioned and it has been changed to $489,900.

5.      As requested previously in prior comment 3, please limit the cover page to a single page

Company’s Response. Registration statement revised accordingly.

6.      Since the responses to prior comments 7 and 8 indicate that Auscrete's sole director and officers will not be offering securities on Auscrete's behalf, delete the fourth paragraph relating to Auscrete's sole officer and directors acting as brokers,

Company’s Response. See response to Comment 2 above.  This offering will be self-underwritten and the registration statement has been revised accordingly.

Company Overview, page 12

7.      Indicate in the last paragraph where each current shareholder has agreed to place his certificates until legal counsel has confirmed that a merger or acquisition has been successfully completed.

Company’s Response. The last paragraph has been revised to clarify that each current shareholder has agreed to place his certificates with the Company until legal counsel has confirmed that a merger or acquisition has been successfully completed.

Founder's Development Activities to Date, page 13

8.  Disclosure that Mr. John Sprovieri began redevelopment of the basic technology seven years ago is inconsistent with disclosure under "Research and Development" on page 20 that Mr. Sprovieri has engaged in the research and development efforts since 2003. Similarly, disclosure on pages 16 and 27 refers inaccurately to the past seven years. Since the date of the preliminary prospectus is March 23, 2011, please revise the disclosures to state accurately the number of years.

Company’s Response. The disclosures have been revised to change the seven years of redevelopment to eight years.

Current Projects of Auscrete of Oregon, page 15

9.      Disclosure that the invoice to Degrange Construction is in the amount of $14,280 is inconsistent with disclosure in the invoice filed as exhibit 10.3 to the registration statement that the amount is $14,820. Please reconcile the disclosures.

Company’s Response. Registration statement revised accordingly.

Immediate Market Opportunities, page 18

10. Notwithstanding the representation made in response to prior comment 25 that Auscrete is capable of meeting the needs of the two immediate marketing opportunities if it can raise the minimum offering of $750,000, disclosure under "Initial Capital Expenditures" on page 18 assumes that Auscrete must raise $3 million to meet the manufacturing requirements of those two opportunities in a timely manner." Since Auscrete has not raised any of the funds required for meeting the manufacturing requirements of the two opportunities, please delete this subsection in its entirety. Please revise also the last paragraph under "Revenue" on page 19 and, as appropriate, elsewhere in the registration statement where reference is made to the two opportunities.

Company’s Response. Registration statement revised accordingly.

11.            The statement that the letter of intent provided by Gorge Vista, LLC is filed as exhibit 10.6 to the registration statement is inaccurate. The letter of intent provided by Gorge Vista, LLC is filed as exhibit 10.7 to the registration statement. Please revise.

Company’s Response. Registration statement revised accordingly.

Plan of Operations, Page 23

12.           To the extent that you have any updates to the progress of your operations, please provide a recent developments section to disclose and discuss such information

Company’s Response. There are no updates.

Results of Operations for Period Ending November 30, 2010, page 26

13.           Please revise the date to include the period covered by your audited statement of operations and any subsequent interim periods.

Company’s Response. As noted by our registered public account, we have yet to commence operations.  We have not commenced operations and are dependent upon obtaining financing to continue with our business plan.  Registration statement revised accordingly.

Financial Statements, page 31

General

14.  We note your response to prior comment 37 from our letter dated January 24, 2011; however, it appears that the cash proceeds from the issuance of stock as shown on your statement of stockholders' equity constitutes cash flows. Additionally, the common stock issued for services implies that you incurred an expense during a period for which a statement of operations has not been presented. In this regard, please:

•	Tell us the date of your fiscal year end.
•	Provide an audited statement of operations as required by ASC 915-225-45-1.
•	Provide an audited statement of cash flows as required by ASC 915-230-45-1.
•	Provide an unaudited statement of operations and a statement of cash flows for any subsequent interim period, to the extent applicable_
•	Have your independent registered public accountants revise their audit opinion accordingly.

Company’s Response.  The Company has not commenced operations as attested by our registered public accountant.  The common stock issued for services were for organizational services and not services rendered in connection with operations. The company’s fiscal year end is December 31. Audited statements until year end 2010 including cash flows have been submitted with financial statements herein and unaudited Financials to April 30, 2011.

Balance Sheet, page F-2

15.           Please revise to provide an audited balance sheet as of your most recent fiscal year end and as of an interim date, which may be unaudited. See Rule 3-01 of Regulation S-X.

Company’s Response. Registration statement revised accordingly.

Statement of Stockholders' Equity, page F-3

16.           We note your response to prior comment 39 from our comment letter dated January 24, 2011; however, the time between the beginning and ending balances spans greater than a fiscal year. In this regard, please further revise your statement of shareholders' equity to present this information in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required. See Rule 3-04 of Regulation S-X.

Company’s Response. Registration statement revised accordingly

16.           The second paragraph refers to Mr. John Sprovieri as "one of our founders." Disclosure on page 13 and elsewhere refers to Mr. Sprovieri as Auscrete's founder.  If Auscrete has more than one founder, identify all of the founders. Alternatively, please revise the disclosure in the second paragraph and elsewhere in the registration statement to refer to Mr. Sprovieri as Auscrete's sole founder.

Company’s Response. Registration statement revised accordingly.

Exhibit 10.1

17.       Refile the exhibit in its entirety to include exhibit B.

Company’s Response. Registration statement revised accordingly.

In conclusion, we look forward to your response to the revisions we have incorporated.  In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.

/s/ Luc Nguyen
Luc Nguyen, Esq.